Exhibit 4.8
Description of Securities of CareDx., Inc.
The authorized capital stock of CareDx, Inc., a Delaware corporation (the “Company”), consists of:
•100,000,000 shares of common stock, $0.001 par value per share (“Common Stock”); and
•10,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).
Common Stock
•Voting rights. Each holder of Common Stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. No share of Common Stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so, subject to any voting rights granted to holders of any outstanding Preferred Stock. Generally, except as discussed under the heading “Effect of Certain Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute” below, all matters to be voted on by stockholders must be approved by a majority of the total voting power of the Common Stock present in person or represented by proxy at a meeting at which a quorum exists, subject to any voting rights granted to holders of any outstanding Preferred Stock. Except as otherwise provided by law or in the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) (as further discussed under the heading “Effect of Certain Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute” below), and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Certificate of Incorporation must be approved by a majority of the votes entitled to be cast by the holders of Common Stock.
•Dividend rights. Subject to any preferential rights of any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available therefor. The Company has never declared or paid any cash dividend on the capital stock and does not anticipate paying any cash dividends in the foreseeable future.
•Liquidation Rights. In the event of a liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the Company’s assets remaining after the payment of liabilities and any preferential rights of any outstanding Preferred Stock.
•No preemptive or similar rights. Holders of Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.
•Fully paid and non-assessable. The outstanding shares of Common Stock are fully paid and non-assessable.
•Preferred Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.
•Anti-Takeover Provisions. See the below section titled “Effect of Certain Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute”.

Listing
The Common Stock is listed on the Nasdaq Global Market under the symbol “CDNA.”
Preferred Stock
The Board is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by the stockholders. The Board can also increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.
Warrants
As of December 31, 2021, the Company had outstanding warrants to purchase an aggregate of 3,132 shares of Common Stock with an exercise price of $1.12, all of which are currently exercisable (subject to certain beneficial ownership limitations) and expire on June 16, 2023.
All of the outstanding warrants contain provisions for the adjustment of the exercise price in the event of stock dividends, stock splits or similar transactions. All of the warrants also contain priced-based adjustment provisions, pursuant to which the exercise price of the warrants may be adjusted downward in the event of certain dilutive issuances by the Company. In addition, all of the warrants contain a “cashless exercise” feature that allows the holders thereof to exercise the warrants without a cash payment to the Company under certain circumstances. All of the warrants also contain provisions that provide certain rights to warrantholders in the event of a fundamental transaction, including a merger or consolidation with or into another entity, such as:
•The right to receive the same amount and kind of consideration paid to the holders of Common Stock in the fundamental transaction; and
•The right to require the Company to repurchase the unexercised portion of certain warrants at the warrant’s respective fair value using the Black Scholes option pricing formula.
Effect of Certain Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and the Delaware Anti-Takeover Statute
Certain provisions of Delaware law, along with certain provisions of the Certificate of Incorporation and the Company’s Amended and Restated Bylaws (the “Bylaws”), may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company and could make the following transactions more difficult:
•acquisition of the Company by means of a tender offer;
•acquisition of the Company by means of a proxy contest or otherwise; or
•removal of the Company’s incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in the Company’s management. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board. However, these provisions could have the effect of deferring hostile takeovers or delaying, discouraging or preventing attempts to acquire the Company, which could deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.
The Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes relating to the control of the Board or management team, including the following:
•Board of Directors Vacancies. The Certificate of Incorporation and the Bylaws authorize only the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board can be set only by a resolution adopted by a majority vote of the entire Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with the stockholder’s own nominees. This makes it more difficult to change the composition of the Board and promotes continuity of management.
•Classified Board. The Certificate of Incorporation provides that the Board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
•Stockholder Action; Special Meeting of Stockholders. The Certificate of Incorporation provides that the stockholders may not take action by written consent, but may only take action at annual or special meetings of the stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of the stockholders called in accordance with the Bylaws. The Bylaws further provide that special meetings of the stockholders may be called only by a majority of the Board, the Chairperson of the Board, or the Company’s Chief Executive Officer or President, thus prohibiting a stockholder (in the capacity as a stockholder) from calling a special meeting. These provisions might delay the ability of the stockholders to force consideration of a proposal or for stockholders controlling a majority of the capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the Company’s annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. The Company expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
•No Cumulative Voting. The General Corporation Law of the State of Delaware (the “DGCL”) provides that stockholders may cumulate votes in the election of directors if the corporation’s certificate of incorporation allows for such mechanism. The Certificate of Incorporation does not provide for cumulative voting.

•Directors Removed Only for Cause. The Certificate of Incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of the stock entitled to vote thereon.
•Issuance of Undesignated Preferred Stock. The Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.
•Exclusive Forum. The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. This provision does not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. In addition, a stockholder that is unable to bring a claim in the judicial forum of its choosing may be required to incur additional costs in the pursuit of actions which are subject to this exclusive forum provision. If a court were to find this provision of the Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or operating results.
Delaware Anti-Takeover Statute
The Company is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a public Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•on or after the date of the transaction, the transaction is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 of the DGCL defines a business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 of the DGCL defines an interested stockholder as any entity or person beneficially owning, or who within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.
A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, the Company has not opted out of, and does not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.